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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                         SEC FILE NUMBER 0-52517
                                                          CUSIP NUMBER 245534102

(Check One): [X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q
[ ] Form 10-D  [ ]Form N-SAR  [ ] Form N-CSR

For Period Ended:  MARCH 31, 2007
                   -------------------------------------------------------------
[  ]  Transition Report on Form 10-K
[  ]  Transition Report on Form 20-F
[  ]  Transition Report on Form 11-K
[  ]  Transition Report on Form 10-Q
[  ]  Transition report on Form N-SAR

For the Transition Period Ended:
                                 -----------------------------------------------

         NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

DELANCO BANCORP, INC.
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Full Name of Registrant

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Former Name if Applicable

615 BURLINGTON AVENUE
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Address of Principal Executive Office (STREET AND NUMBER):

DELANCO, NEW JERSEY 08075
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City, State and Zip Code

PART II - RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

         (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
    [X]  (b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and


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         (c)   The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

         State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         As a result of classifying certain loans following a regulatory examination, the Registrant experienced unexpected delays that prevented it from compiling and preparing the required information in time to file the report by the required deadline.

PART IV -- OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

         ROBERT M. NOTIGAN                  (856) 461-0611
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         (Name)                             (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Registrant anticipates reporting a net loss of approximately $155,000 for the year ended March 31, 2007 compared to net income of $316,000 for the prior year. The change is primarily the result of an increase in the allowance for loan losses, which resulted from an increase in classified assets, and an increase in operating expenses.



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DELANCO BANCORP, INC.
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(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  June 29, 2007                  By: /s/ Robert M. Notigan
                                          --------------------------------------
                                          Robert M. Notigan
                                          President and Chief Executive Officer